UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited date November 19, 2010

Exhibit 99.1

Q3 2010 results presentation

Golar's 3rd Quarter 2010 results will be released on Friday, November 26, 2010. In connection with this a webcast presentation will be held at 1.30 P.M (London Time) on Friday, November 26, 2010. This will be followed by Q&A session. The presentation will be available to download from the Investor Relations section at www.golarlng.com

This webcast will be immediately followed by Golar LNG Energy Limited's 3rd Quarter results presentation and Q&A session. Participants will be able to join this webcast by remaining on the call or by dialing-in to the following details:

a. Webcast

Go to the Investor Relations section at www.golarlng.com and click on the link to "Webcast". To listen to the conference call from the web, you need to have installed Windows Media Player, and you need to have a sound card on your computer.

b. Teleconference

Call-in numbers:

Norway Free call 800 19640

Norway Toll +47 2316 2189

International call +44 20 7806 1953

UK Free call 0800 028 1243

US Toll +1 212 444 0412

USA Free call 1888 935 4575

The participants will be asked for their name and conference ID. The Golar conference ID is 9730483

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

Please download the presentation material from www.golarlng.com (Investor Relations) to view it while listening to the conference.

If you are not able to participate at the time of the call, you can either listen to a replay of the conference call on www.golarlng.com (Investor Relations), or listen to a playback by dialing:

International call +44 (0)20 7111 1244

USA Toll +1 347 366 9565

Norway Toll  +47 2100 0498

- followed by replay access number 9730483#

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: November 19, 2010	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer